September 25, 2007	Christina L. Novak
VIA EDGAR AND ELECTRONIC DELIVERY	T: (703) 456-8562 cnovak@cooley.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gladstone Investment Corporation Pre-Effective Amendment No. 2 to Registration Statement on Form N-2

Ladies and Gentlemen:

        On behalf of Gladstone Investment Corporation (the "Company") transmitted herewith for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), is Pre-Effective Amendment No. 2 to the Company's Registration Statement (the "Registration Statement") on Form N-2, together with all exhibits thereto, relating to the proposed public offering of up to $300,000,000 of common stock, one or more series of preferred stock, and debt securities.

        The Company has authorized us to advise you that, as contemplated by Rule 461(a) under the Act, it may make oral requests for the acceleration of the Registration Statement's effectiveness and that it is aware of its obligations under the Act.

        If you have any questions or comments with regard to the foregoing, please do not hesitate to call either the undersigned at (703) 456-8562 or Darren K. DeStefano, Esq., of this office at (703) 456-8034.

Very truly yours,
/s/ Christina L. Novak Christina L. Novak, Esq.

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